FOR IMMEDIATE RELEASE

Battle Mountain Gold Inc. Announces Intention To File Form 15 with the SEC

June 15, 2017

VANCOUVER, BRITISH COLUMBIA (June 15, 2017) — Battle Mountain Gold Inc. (“Battle Mountain”) (TSVX:BMG), announces that it intends to file a Form 15 with the Securities Exchange Commission (the “SEC”) to voluntarily deregister its common shares under the Securities Exchange Act of 1934 (the “Exchange Act”), and that it intends to request that its common shares be removed from the OTC Pink® Open Market (the “OTC”).

On June 14, 2017, Battle Mountain closed its previously announced plan of arrangement (the “Arrangement”) with Gold Standard Ventures Corp. (“Gold Standard”) (TSVX:GSV; NYSE MKT:GSV), pursuant to which Gold Standard acquired all of the outstanding common shares of Battle Mountain. In addition, other than certain options to acquire common shares of Battle Mountain that were cancelled, options and warrants to acquire common shares of Battle Mountain became exercisable for common shares of Gold Standard, all in accordance with the terms of the Arrangement. Accordingly, as of the date hereof, all Battle Mountain common shares are owned by Gold Standard.

As a result of this filing, Battle Mountain’s reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and reports on Form 6-K will be suspended immediately. Battle Mountain expects the termination of its reporting obligations to take effect no later than 90 days after the filing of the Form 15.

As a result of this filing, Battle Mountain’s expects that its common shares will no longer be quoted on the OTC. Pursuant to the instructions of the OTC, if Battle Mountain’s common shares are still quoted on the OTC after Battle Mountain makes its request that its common shares be removed, Battle Mountain will contact Financial Industry Regulatory Authority (FINRA) Operations to investigate and, if appropriate, remove Battle Mountain’s trading symbol from OTC trading and request that the OTC remove quotations of Battle Mountain’s securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to Gold Standard and Battle Mountain. All statements, other than statements of historical fact, included herein including, without limitation, statements or information about the expected termination of Battle Mountain’s reporting obligations with the SEC and the expectation that Battle Mountain’s common shares will no longer be quoted on the OTC, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, Battle Mountain does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Battle Mountain Gold Inc.,

“Jonathan Awde”

Jonathan Awde, Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Battle Mountain Gold Inc.

Jonathan Awde

Director

Tel: 604-669-5702

Email: info@goldstandardv.com

Website: www.goldstandardv.com